SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2009 (Report No. 3)

Commission File Number: 0-27466

NICE-SYSTEMS LTD.

(Translation of Registrant's Name into English)

8 Hapnina Street, P.O. Box 690, Ra'anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X       Form 40-F  ___

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Yes  ____  No    X

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation

S-T Rule 101(b)(7):

Yes  ____  No    X

Indicate by check mark whether by furnishing the information contained in this Form 6-K, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ____  No    X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):  82- _N/A__

____ 1 ____

THE FIST PARAGRAPH OF THE PRESS RELEASE ATTACHED  HERETO AS EXHIBIT 99.1 OF THIS REPORT ON FORM 6-K is HEREBY INCORPORATED BY REFERENCE INTO NICE-SYSTEMS LTD.`S ("NICE") REGISTRATION STATEMENTS ON FORM S-8 (REGISTRATION STATEMENT NOS. 333-06784, 333-08146, 333-11842, 333-09350, 333-11154, 333-111112, 333-111113, 333-134355, 333-144589, 333-145981, 333-153230 and 333-162795), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1.       Press Release: NICE to Acquire Orsus, A Leading Provider of Security Management Software Solutions

, dated November 23, 2009.

____ 2 ____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE-SYSTEMS LTD.

By:   /s/ Yechiam Cohen

________________________________

Name: Yechiam Cohen

Title: General Counsel

Dated:  November 23, 2009

____ 3 ____

EXHIBIT INDEX

99.1. Press Release: NICE to Acquire Orsus, A Leading Provider of Security Management Software Solutions

, dated November 23, 2009.

____ 4 ____

NICE to Acquire Orsus, A Leading Provider of Security Management Software Solutions

NICE to revolutionize situational awareness by connecting NICE security solutions and other 3rd party security and safety systems to provide security organizations with a unified view and automated response procedures

●        Orsus` Situator provides a framework for fusing data silos from disparate security and safety systems as well as multiple command and control centers, into a single, holistic operational view and automating security procedures

●        The integration of Orsus` solution with NICE`s security offering, including video, and vertical domain expertise, will enable NICE to provide a comprehensive pre-integrated portfolio of security management solutions tailored to protect city centers, transportation systems, critical infrastructure, and enterprise campuses

●        Acquisition expected to generate non-GAAP revenues of several millions of dollars in 2010 and to be accretive on a non-GAAP basis, within one year after closing

RA`ANANA, ISRAEL, November 23, 2009 - NICE Systems (NASDAQ: NICE) a leading global provider of advanced solutions that enable enterprises and security organizations to extract Insight from Interactions, transactions and surveillance to drive business performance, reduce risk and ensure safety, today announced the signing of a definitive agreement to acquire the security management solution assets of Orsus, a leading provider of Security Management Solutions. Under the terms of the agreement, NICE will be acquiring the security management solution assets of Orsus in an all-cash transaction for a total consideration of $22 million, subject to certain adjustments. The transaction is subject to the satisfaction of customary closing conditions and is anticipated to close towards the end of the fourth quarter of 2009.

The integration of Orsus` unique security management software with NICE`s comprehensive security solutions, complemented by its vertical domain expertise, will enhance NICE`s leadership position in the security market, and enable its customers and partners to better protect city centers, transportation systems, critical infrastructure, and enterprise campuses.

Critical incidents today are becoming more frequent and with more far-reaching consequences. In response, organizations have made massive investments in a wide range of security technologies and in corresponding manpower. However, these security tools often exist in different silos, which lead to information overload, making it difficult to get the complete picture and manage critical incidents effectively. Orsus` Situator security management solution provides a framework for fusing data silos from disparate security and safety systems as well as multiple command and control centers, into a single, holistic operational view and automating security procedures.

  Transnet Freight Rail and Virginia Port Authority.

"Adding this solution to NICE`s comprehensive security offering is a perfect fit to our strategy of building a unique offering that leverages our core competence in capturing, managing, and analyzing massive amounts of unstructured data, and combining them with state of the art proprietary security technology,"  said Israel Livnat, President of Security Group, NICE Systems Ltd.  "This acquisition follows a successful partnership with Orsus. The integrated solution will help our customers overcome the challenge of managing multiple siloed security and safety systems, for better protecting city centers, transportation hubs and critical infrastructure. We look forward to having the team of industry leading innovators from Orsus join NICE," Mr. Livnat concluded.

"Joining NICE, a global security solutions provider powerhouse, is a great opportunity for Orsus" said Gil Weiser, Chief Executive Officer, Orsus. "Together, we`ll expand our global outreach to support the security needs of customers across a wide range of vertical markets."

"As evident by our recent wins and strong backlog, our security business continues to generate significant growth opportunities, and we remain committed to further investing in, and developing it. The acquisition of Orsus serves as an important milestone in the execution of our strategy, and will fortify our strategic focus on leveraging NICE`s core competence in capturing, managing and analyzing massive amounts of unstructured data, to accelerate the success of our security and enterprise businesses," said Zeevi Bregman, President and Chief Executive Officer, NICE Systems Ltd.

The acquisition is expected to close towards the end of the fourth quarter of 2009. Following completion of the acquisition, NICE expects to generate additional non-GAAP revenues of several millions of dollars in 2010 and to become accretive on a non-GAAP earnings per fully diluted share basis in the fourth quarter of 2010.  For each of the first three quarters of 2010, NICE expects the deal to be slightly dilutive on a non-GAAP earning per fully diluted shares basis. These estimates exclude acquisition related expenses and amortization of acquired intangible assets as well as certain business combination.

The outlook provided may change as the integration proceeds and acquisition accounting is finalized.

About Orsus

Orsus is a pioneer and market leader in the field of situation management - a comprehensive and unique approach that coordinates the interaction between people, technologies, and responses. Orsus`s flagship solution, Situator, gathers and correlates information from multiple and diverse systems across the enterprise and coordinates the response actions ensuring that everyone in the operational chain knows what is happening and what to do. Orsus is an international corporation headquartered in Israel with offices in the US. The open architecture of Orsus` Situator solution enables integration with a wide array of security and safety alerting sources from different vendors, such as video surveillance systems, access control, intrusion sensors, alarm panels, fire and safety sensors, radars and more, as well as operational and communications systems. More information is available at www.Orsus.com.

About NICE

NICE Systems (NASDAQ: NICE) is the leading provider of Insight from Interactions solutions and value-added services, powered by the convergence of advanced analytics of unstructured multimedia content and transactional data - from telephony, web, email, radio, video, and other data sources. NICE`s solutions address the needs of the enterprise and security markets, enabling organizations to operate in an insightful and proactive manner, and take immediate action to improve business and operational performance and ensure safety and security. NICE has over 24,000 customers in more than 150 countries, including over 85 of the Fortune 100 companies. More information is available at www.nice.com.

Investors Daphna Golden	NICE Systems ir@nice.com	+1 877 245 7449
Corporate Media Contact Galit Belkind	NICE Systems Galit.belkind@nice.com	+1 877 245 7448

Forward Looking Statements

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messrs. Livnat and Bregman, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company`s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company`s Annual Report on Form 20-F.   The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.

____ 5 ____